

August 12, 2010

Via Facsimile and U.S. Mail
Bradley Feuer, Esq.
Acting General Counsel and Corporate Secretary
Barnes & Noble, Inc.
122 Fifth Avenue
New York, New York 10011

> **Re:** **Barnes & Noble, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 3, 2010**
> **File No. 1-12302**

Dear Mr. Feuer:

We have limited our review of your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

PREC14A filed August 3, 2010

General

1. Please provide a brief background discussion of the material contacts the company has had with Mr. Rob. Burkle and the Yucaipa Companies and its affiliates in connection with the current proxy contest. Further supplement your disclosure to describe how the Board has considered, if at all, any material issues raised by the Mr. Burkle and the Yucaipa Companies.

2. We refer to the Current Report on Form 8-K filed August 3, 2010 in which the Board of Directors announced its intention to review strategic alternatives

involving the company. Please revise to disclose the strategic alternatives, if any, that the nominees to the Board of Directors intend to support if re-elected. If there are no plans and/or if the nominees do not intend to advocate for any specific plans, revise to so state.

Election of Directors, Proposal 1, page 4

3.   We note the participants reserve the right to vote for unidentified substitute nominees. Please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Other Matters, page 50

4.   It appears that you intend to solicit proxies via mail, personally, by telephone, facsimile, press releases and other public statements. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

5.   It would appear that you also intend to solicit proxies via the Internet. Please tell us whether you plan to solicit via internet chat rooms and if so, please tell us which websites you plan to utilize.

 Supplemental Information Regarding Participants, page A-1

6.   Please update the information required by Item 5(b) of Schedule 14A as of the most reasonable practicable date.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions